                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               OCEAN ENERGY, INC.
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   67481E-10-6
                                   -----------
                                 (CUSIP Number)

                                 JAMES C. FLORES
                             1001 FANNIN, SUITE 1600
                                HOUSTON, TX 77002
                                 (713) 265-6000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 17, 2000
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JAMES C. FLORES
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                              (b) [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF       7      SOLE VOTING POWER

      SHARES                5,020,466
                     -----------------------------------------------------------
   BENEFICIALLY      8      SHARED VOTING POWER

     OWNED BY               2,705,016
                     -----------------------------------------------------------
       EACH          9      SOLE DISPOSITIVE POWER

    REPORTING               5,020,466
                     -----------------------------------------------------------
      PERSON         10     SHARED DISPOSITIVE POWER

       WITH                 2,705,016
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,725,482
--------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]

--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.6%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock") of Ocean Energy, Inc., a Texas corporation (the "Company"), which has its principal executive offices at 1001 Fannin, Suite 1600, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by James C. Flores, whose principal business address is 1001 Fannin, Suite 1600, Houston, Texas 77002. Mr. Flores' present occupation involves managing personal investments. Mr. Flores is a citizen of the United States.

         During the last five years, Mr. Flores has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Flores acquired the shares of Common Stock owned by him as a result of the merger effective March 30, 1999 between the Company and Ocean Energy, Inc., a Delaware corporation, and pursuant to options and restricted shares issued to him by the Company pursuant to the Company's benefit plans.

ITEM 4.  PURPOSE OF TRANSACTION

         The Common Stock beneficially owned by Mr. Flores was acquired for investment purposes. Mr. Flores does not have any plans, nor has he made any proposals, which relate to or would result in any of the events enumerated in paragraphs (a) through (j) of Item 4 to Schedule 13D. Mr. Flores intends to review his investment in the Company on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to him, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of his investment in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         According to the Company, 167,934,203 shares of Common Stock were issued and outstanding as of January 31, 2001. The following information is based on such number of shares. Mr. Flores directly beneficially owns an aggregate of 3,201,235 shares of Common Stock, constituting approximately 1.9% of the outstanding shares of Common Stock. Mr. Flores has sole power to dispose of and vote such shares. Mr. Flores is also deemed to directly beneficially own an aggregate of 1,810,500 shares of Common Stock subject to options previously granted by the Company that are currently vested and exercisable. If exercised in full, the shares underlying such options would represent approximately 1.1% of the outstanding shares of Common Stock. Mr. Flores may also be deemed to indirectly beneficially own 2,705,016 shares of Common Stock owned by the Flores Family Limited Partnership, a Texas limited partnership (the "Flores Partnership"). Mr. Flores and his wife, Cherie H. Flores, are each a general partner of the Flores Partnership and in such capacity share the power to vote and dispose of the shares owned by the Flores Partnership. The shares of Common Stock owned by the Flores Partnership represent approximately 1.6% of the outstanding shares of Common Stock. Mr. Flores may be deemed to indirectly beneficially own 6,563 shares of Common Stock held on his behalf by the Company's 401(k) plan and 2,168 shares of Common Stock held through the Company's employee stock ownership plan. Mr. Flores has sole voting power and no investment power with respect to these shares of Common Stock.

         Mrs. Flores' mail address is P.O. Box 1083, Houston, Texas 77251. She is a citizen of the United States and is not presently employed. During the last five years, Mrs. Flores has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On May 17, 2000, Mr. Flores ceased to be the beneficial owner of more than 5% of the Company's Common Stock. On such date, Mr. Flores and the Flores Partnership sold in a privately negotiated transaction 100,000 and 500,000 shares of Common Stock, respectively, to the Company at a purchase price of
15.4375 per share. Other than the following, Mr. Flores has not effected any transactions in the Company's Common Stock during the past sixty days. Mr. Flores sold an aggregate of 250,000 shares of the Company's Common Stock on January 29 and January 30, 2001, at an average price of $17.30 per share. The Flores Partnership sold an aggregate of 100,000 shares of the Company's Common Stock on January 29 and January 30, 2001, at an average price of $17.31 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On May 17, 2000, Mr. Flores and the Flores Partnership entered into a Stock Purchase Agreement with the Company pursuant to which Mr. Flores and the Flores Partnership sold shares of Common Stock to the Company. See Item 5.

         On January 23, 2001, Mr. Flores and the Company entered into an amendment to Mr. Flores' existing Employment Agreement with the Company (the "Amendment"). In connection with the Amendment, Mr. Flores (i) resigned as Vice Chairman of the Board of Directors of the Company, (ii) agreed for a period of one year to vote all of the voting securities held by him and his affiliates for
(A) all director nominees proposed by the Board of Directors and (B) all other matters submitted to the holders of voting securities in accordance with the recommendation of the Board of Directors and (iii) executed a general release in favor of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         99.1 Stock Purchase Agreement dated as of May 17, 2000, by and among the Company, James C. Flores and the Flores Family Limited Partnership.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2001


                                          By:      /s/ James C. Flores
                                             -----------------------------------
                                                       JAMES C. FLORES
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                                INDEX OF EXHIBITS

         99.1 Stock Purchase Agreement dated as of May 17, 2000, by and among the Company, James C. Flores and the Flores Family Limited Partnership.